Exhibit 99.1

LUXEXPERIENCE APPOINTS FRANCIS BELIN AS NEW MYTHERESA CEO

MUNICH, Germany (November 25, 2025) – Today, LuxExperience B.V. (NYSE:LUXE), the leading digital, multi-brand luxury group is delighted to announce the appointment of Francis Belin as new Chief Executive Officer of Mytheresa, effective January 1, 2026.

Francis Belin brings extensive and diverse luxury experience and proven leadership in driving international growth. He also brings a deep understanding of high net worth individuals worldwide. Most recently, as President Asia Pacific and overlooking global Luxury and Asian Art at Christie's, Francis has achieved numerous milestones, cementing Christie's position as the global market leader. He has played a key role in securing some of the most important collections and works of Art. Francis has been pivotal in several important strategic initiatives, including acquisitions such as Gooding & Company, a leading car auction house in California.  Prior to that, he held various roles at Swarovski and Richemont, having started his career as a management consultant at McKinsey & Company.

Francis Belin graduated from ESSEC in France and holds a diploma in International Management & Psychology from the University of Mannheim in Germany.

Following the tenure of Michael Kliger, who over the last 10 years successfully transformed Mytheresa into the leading luxury multi-brand digital platform, Francis Belin will succeed him as Mytheresa CEO and drive Mytheresa´s continued global expansion while delivering exceptional value for its customers and partners. Francis will report to Michael, who in his role as LuxExperience Group CEO, will continue to lead the overall strategy at Mytheresa, NET-A-PORTER, MR PORTER and YOOX. Francis will lead the current Mytheresa leadership team, including the Chief Commercial Officer, the Chief Growth & Site Management Officer, the Chief Marketing & Customer Officer, the Chief Buying & Group Fashion Ventures Officer and the Chief Creative Officer, who will all continue with their current responsibilities.

Michael Kliger, Chief Executive Officer of LuxExperience, said, “I am extremely delighted to appoint Francis Belin as the new Mytheresa CEO. With Francis we have found an exceptional leader, who is renowned for his customer-centric focus, global mindset, delivery of excellent results and collaborative leadership style. I am looking forward to supporting Francis as he leads the next exciting chapter for the Mytheresa business.”

Francis Belin adds "I am truly honored to take on the lead of Mytheresa. I am deeply impressed by the robust business model and strong brand positioning that Mytheresa has established under Michael´s leadership. I look forward to working alongside the talented team to unlock Mytheresa´s next phase of global growth as an industry leader in the luxury market.”

About Mytheresa

Mytheresa is a leading luxury multi-brand digital platform. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations. Mytheresa is part of LuxExperience, the leading digital, multi-brand luxury group and reported €988.5 million GMV in fiscal year 2025.

ABOUT LUXEXPERIENCE:

LuxExperience is the leading digital, multi-brand luxury group and the online shopping destination for luxury enthusiasts worldwide. LuxExperience operates a portfolio of some of the most distinguished store brands in digital luxury and creates communities for luxury enthusiasts with unique digital and physical experiences. Mytheresa, NET-A-PORTER and MR PORTER, jointly comprising the luxury segments of LuxExperience, offer highly curated edits of the most prestigious luxury brands across the world, featuring womenswear, menswear, kidswear, fine jewelry & watches, and lifestyle products. YOOX, which forms the off-price segment of LuxExperience, is the leading destination for multi-brand off-season online luxury shopping. The NYSE listed group operates worldwide.

For more information, please visit https://investors.luxexperience.com.

Investor Relations Contacts	Media Contacts for business press
LuxExperience B.V.	LuxExperience B.V.
Stefanie Muenz	Lisa Schulz
phone: +49 89 127695-1919	mobile: +49 151 11216490
email: investors@luxexperience.com	email: lisa.schulz@luxexperience.com

FORWARD LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements relating to LuxExperience’s current expectations and projections relating to the recently completed YNAP acquisition and the operation of the combined companies; our ability to execute our business model and our business strategy. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

The forward-looking statements contained in this press release involve risks, uncertainties (many of which are beyond LuxExperience’s control) and assumptions, and you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. LuxExperience believes these factors include, but are not limited to: the risk that the divestment of THE OUTNET requires significant time and energy from LuxExperience’s management team or employees that distracts them from LuxExperience’s other operations; the risk that unexpected obligations, liabilities or complications may arise in connection with the divestment, including as a result of the transition services agreement; the risk that problems may arise in successfully integrating the businesses of YNAP into LuxExperience, including with respect to realizing the technological synergies associated with the YOOX business, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, LuxExperience’s actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

LuxExperience undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, LuxExperience’s results could differ materially from the results expressed or implied by the forward-looking statements it makes. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent LuxExperience’s management’s beliefs and assumptions only as of the date such statements are made.

Further information on these and other factors that could affect LuxExperience’s financial results is included in filings it makes with the U.S. Securities and Exchange Commission (“SEC”) from time to time, including the section titled “Risk Factors” in its annual report on Form 20-F and on Form 6-K (reporting its quarterly results). These documents are available on the SEC’s website at www.sec.gov and on the SEC Filings section of the Investor Relations section of our website at: https://investors.luxexperience.com

Source: LuxExperience B.V.